November 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:    Soliton, Inc.
Registration Statement on Form S-1
Registration No. 333-234597

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Soliton, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on November 22, 2019, or as soon thereafter as possible on such date.

Very truly yours,

Soliton, Inc.

By:	/s/ Lori Bisson
Name: Lori Bisson
Title: Chief Financial Officer